UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2012

Commission File Number 1-14840

AMDOCS LIMITED

Suite 5, Tower Hill House Le Bordage

St. Peter Port, Island of Guernsey, GY1 3QT

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2012

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2012	September 30, 2011
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$583,770	$831,371
Short-term interest-bearing investments	310,341	342,099
Accounts receivable, net	676,568	565,853
Deferred income taxes and taxes receivable	110,551	112,656
Prepaid expenses and other current assets	137,449	127,341

Total current assets	1,818,679	1,979,320
Equipment and leasehold improvements, net	261,885	258,402
Deferred income taxes	147,338	123,171
Goodwill	1,741,786	1,739,732
Intangible assets, net	154,307	193,422
Other noncurrent assets	315,923	342,525

Total assets	$4,439,918	$4,636,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$163,445	$126,977
Accrued expenses and other current liabilities	303,208	255,212
Accrued personnel costs	194,106	212,414
Short-term financing arrangements	—	250,000
Deferred revenue	180,496	151,423
Deferred income taxes and taxes payable	30,338	15,180

Total current liabilities	871,593	1,011,206
Deferred income taxes and taxes payable	310,710	310,045
Other noncurrent liabilities	243,751	292,020

Total liabilities	1,426,054	1,613,271

Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 250,841 and 247,640 issued and 165,026 and 174,692 outstanding, respectively	4,063	4,013
Additional paid-in capital	2,591,229	2,495,211
Treasury stock, at cost 85,815 and 72,948 ordinary shares, respectively	(2,311,806)	(1,933,402)
Accumulated other comprehensive loss	(40,107)	(19,656)
Retained earnings	2,770,485	2,477,135

Total shareholders’ equity	3,013,864	3,023,301

Total liabilities and shareholders’ equity	$4,439,918	$4,636,572

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Revenue:
License	$34,443	$29,093	$96,477	$87,694
Service	774,394	772,316	2,328,298	2,277,831

	808,837	801,409	2,424,775	2,365,525

Operating expenses:
Cost of license	1,056	630	2,982	1,528
Cost of service	519,217	521,113	1,552,947	1,542,489
Research and development	58,858	54,414	180,515	162,942
Selling, general and administrative	106,678	102,315	319,857	305,736
Amortization of purchased intangible assets and other	12,977	17,265	39,503	53,018

	698,786	695,737	2,095,804	2,065,713

Operating income	110,051	105,672	328,971	299,812
Interest and other expense, net	2,737	184	1,064	3,252

Income before income taxes	107,314	105,488	327,907	296,560
Income taxes	8,565	13,703	34,557	37,274

Net income	$98,749	$91,785	$293,350	$259,286

Basic earnings per share	$0.59	$0.50	$1.73	$1.38

Diluted earnings per share	$0.59	$0.50	$1.72	$1.37

Basic weighted average number of shares outstanding	167,194	183,273	169,890	187,566

Diluted weighted average number of shares outstanding	168,290	184,682	171,033	188,973

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (UNAUDITED)

(dollar and share amounts in thousands)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive	Retained	Total Shareholders’
	Shares	Amount	Capital	Stock	loss	Earnings	Equity
Balance as of September 30, 2011	174,692	$4,013	$2,495,211	$(1,933,402)	$(19,656)	$2,477,135	$3,023,301
Comprehensive income:
Net income	—	—	—	—	—	293,350	293,350
Unrealized loss on foreign currency hedging contracts, net of $(3,699) tax	—	—	—	—	(21,478)	—	(21,478)
Unrealized gain on short-term interest-bearing investments, net of $(6) tax	—	—	—	—	1,027	—	1,027

Comprehensive income							272,899
Employee stock options exercised	2,618	41	63,035	—	—	—	63,076
Repurchase of shares	(12,867)	—	—	(378,404)	—	—	(378,404)
Issuance of restricted stock, net of forfeitures	583	9	—	—	—	—	9
Equity-based compensation expense related to employees	—	—	32,983	—	—	—	32,983

Balance as of June 30, 2012	165,026	$4,063	$2,591,229	$(2,311,806)	$(40,107)	$2,770,485	$3,013,864

As of June 30, 2012 and September 30, 2011, accumulated other comprehensive loss is comprised of unrealized loss on derivatives, net of tax, of $35,915 and $14,437, respectively, unrealized loss on short-term interest-bearing investments, net of tax, of $996 and $2,023, respectively, and unrealized loss on defined benefit plan, net of tax, of $3,196 and $3,196, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2012	2011
Cash Flow from Operating Activities:
Net income	$293,350	$259,286
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	119,261	138,219
Equity-based compensation expense	32,983	26,928
Deferred income taxes	(13,587)	11,171
Excess tax benefit from equity-based compensation	(140)	(158)
Gain on sale of investments	(9,172)	—
Loss from short-term interest-bearing investments	2,403	1,423
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(101,302)	(2,763)
Prepaid expenses and other current assets	(11,222)	(6,373)
Other noncurrent assets	21,559	(33,747)
Accounts payable, accrued expenses and accrued personnel	41,501	(48,957)
Deferred revenue	(19,415)	6,314
Income taxes payable, net	11,053	12,711
Other noncurrent liabilities	(5,259)	23,797

Net cash provided by operating activities	362,013	387,851

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(79,223)	(80,048)
Proceeds from sale of short-term interest-bearing investments	288,334	506,986
Purchase of short-term interest-bearing investments	(257,958)	(440,083)
Cash received from sale of investments	11,172	—
Other	(6,237)	(22,907)

Net cash used in investing activities	(43,912)	(36,052)

Cash Flow from Financing Activities:
Payments under financing arrangements	(250,000)	(200,000)
Repurchase of shares	(378,404)	(431,770)
Proceeds from employee stock options exercised	63,085	49,696
Payments under capital lease, short-term financing arrangements and other	(383)	(748)

Net cash used in financing activities	(565,702)	(582,822)

Net decrease in cash and cash equivalents	(247,601)	(231,023)
Cash and cash equivalents at beginning of period	831,371	1,036,195

Cash and cash equivalents at end of period	$583,770	$805,172

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$33,361	$10,975
Interest	355	360

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services for communications, media and entertainment industry service providers. The Company and its subsidiaries operate in one segment, providing integrated products and services. The Company designs, develops, markets, supports, implements and operates customer experience systems primarily for leading wireless, wireline, cable and satellite service providers throughout the world. Amdocs also offers a full range of advertising and media solutions for local marketing service providers and search and directory publishers.

The Company is a Guernsey corporation, which directly or indirectly holds numerous wholly-owned subsidiaries around the world. The majority of the Company’s customers are in North America, Europe, Latin America and the Asia-Pacific region. The Company’s main production and operating facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature.

The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations of the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2011, set forth in the Company’s Annual Report on Form 20-F filed on December 8, 2011 with the U.S. Securities and Exchange Commission, or the SEC.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning October 1, 2012 and early adoption is permitted. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. In addition, the guidance requires that the reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements, however, in December 2011, the FASB indefinitely deferred the requirements related to the presentation of reclassification adjustments. The guidance will become effective for the Company beginning October 1, 2012, and will only result in changes in the Company’s financial statements presentation.

3. Adoption of New Accounting Standards

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements under GAAP and International Financial Reporting Standards are similar. This guidance was effective for the

Company beginning January 1, 2012. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this new guidance did not have a material impact on the Company’s financial statements.

4. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and September 30, 2011:

	As of June 30, 2012
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$206,891	$—	$206,891
U.S. government treasuries	152,697	—	152,697
Corporate bonds	—	69,556	69,556
U.S. agency securities	—	41,244	41,244
Government guaranteed debt	—	35,341	35,341
Supranational and sovereign debt	—	9,480	9,480
Mortgages (including agencies and corporate)	—	5,453	5,453
Asset backed obligations	—	4,048	4,048
Commercial paper and certificates of deposit	6,142	1,498	7,640

Total available-for-sale securities	365,730	166,620	532,350

Derivative financial instruments, net	—	(41,383)	(41,383)

Total	$365,730	$125,237	$490,967

	As of September 30, 2011
	Level 1	Level 2	Total
Available-for-sale securities:
Money market funds	$510,711	$—	$510,711
U.S. government treasuries	110,339	—	110,339
Corporate bonds	—	80,355	80,355
U.S. agency securities	—	57,540	57,540
Government guaranteed debt	—	71,160	71,160
Supranational and sovereign debt	—	10,270	10,270
Mortgages (including agencies and corporate)	—	6,395	6,395
Asset backed obligations	—	4,509	4,509
Commercial paper and certificates of deposit	10,105	6,105	16,210

Total available-for-sale securities	631,155	236,334	867,489

Derivative financial instruments, net	—	(10,270)	(10,270)

Total	$631,155	$226,064	$857,219

Available for sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information and discounted cash flow techniques. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the nine months ended June 30, 2012.

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, accounts receivable, accounts payable, accrued personnel costs, short-term financing arrangements and other current liabilities approximate their fair value because of the relatively short maturity of these items.

5. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$206,891	$—	$—	$206,891
U.S. government treasuries	152,663	34	—	152,697
Corporate bonds	69,208	348	—	69,556
U.S. agency securities	41,084	160	—	41,244
Government guaranteed debt	35,113	228	—	35,341
Supranational and sovereign debt	9,488	—	8	9,480
Mortgages (including agencies and corporate)	6,556	—	1,103	5,453
Asset backed obligations	4,787	—	739	4,048
Commercial paper and certificates of deposit	7,640	—	—	7,640

Total(1)	$533,430	$770	$1,850	$532,350

(1)	Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2012, $310,341 of securities were classified as short term interest-bearing investments and $222,009 of securities were classified as cash and cash equivalents.

	As of September 30, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$510,711	$—	$—	$510,711
U.S. government treasuries	110,021	318	—	110,339
Corporate bonds	80,517	400	562	80,355
U.S. agency securities	57,232	308	—	57,540
Government guaranteed debt	70,725	435	—	71,160
Supranational and sovereign debt	10,247	23	—	10,270
Mortgages (including agencies and corporate)	7,576	—	1,181	6,395
Asset backed obligations	5,469	—	960	4,509
Commercial paper and certificates of deposit	17,092	—	882	16,210

Total(2)	$869,590	$1,484	$3,585	$867,489

(2)	As of September 30, 2011, $342,099 of securities were classified as short term interest-bearing investments and $525,390 of securities were classified as cash and cash equivalents.

As of June 30, 2012, the unrealized losses were primarily due to credit market conditions and interest rate movements. A significant portion of the unrealized losses has been in a continuous loss position for 12 months or greater. The Company assessed whether such unrealized losses for the investments in its portfolio were other-than-temporary. Based on this assessment, an immaterial credit loss was recognized in the three and nine months ended June 30, 2012 and 2011. As of June 30, 2012, temporary unrealized losses of $859 included in accumulated other comprehensive loss, were related to securities for which credit losses were recognized and that were considered other-than-temporarily impaired securities.

The following table presents a cumulative roll forward of credit losses recognized in earnings as of June 30, 2012:

Balance as of October 1, 2011	$728
Credit loss on debt securities for which an other-than-temporary impairment was not previously recognized	284
Additional credit loss on debt securities for which an other-than-temporary impairment was previously recognized	—
Reduction of credit loss for securities realized during the period	(57)

Balance as of June 30, 2012	$955

As of June 30, 2012, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$357,178
1 to 2 years	113,333
2 to 3 years	52,113
3 to 4 years	545
Thereafter	9,181

$532,350

6. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. The Company has elected to present the related assets and liabilities on a gross basis. The maximum amount of loss due to credit risk that the Company would incur if counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $1,679 as of June 30, 2012. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2012. Notional values are U.S. dollar translated and calculated based on forward rates as of June 30, 2012 for forward contracts, and based on spot rates as of June 30, 2012 for options.

Notional Value*
Foreign exchange contracts	$1,079,573

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company, but are used in the calculation of settlements under the contracts.

The Company records all derivative instruments on the balance sheet at fair value. Please see Note 4 to the unaudited consolidated financial statements. The fair value of the open foreign currency exchange contracts recorded by the Company on its consolidated balance sheets as of June 30, 2012 and September 30, 2011, as an asset or a liability, is as follows:

	As of
	June 30, 2012	September 30, 2011
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$595	$3,800
Other noncurrent assets	—	597
Accrued expenses and other current liabilities	(31,819)	(14,292)
Other noncurrent liabilities	(10,500)	(4,622)

	(41,724)	(14,517)
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	2,659	9,411
Accrued expenses and other current liabilities	(2,318)	(5,164)

	341	4,247

Net fair value	$(41,383)	$(10,270)

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of two years (a significant portion of the forward and option contracts outstanding as of June 30, 2012, are expected to mature within the next 12 months).

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive loss, a separate component of shareholders’ equity, and subsequently reclassified into earnings to the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other expense, net.

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2012 and 2011, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from Other Comprehensive Loss (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Line item in statements of income:
Revenue	$632	$(1,235)	$2,621	$(1,849)
Cost of service	(7,456)	4,664	(14,057)	9,199
Research and development	(467)	1,300	(1,253)	2,306
Selling, general and administrative	(1,034)	866	(1,867)	1,868

Total	$(8,325)	$5,595	$(14,556)	$11,524

An aggregate (loss) gain of $(7,618) and $5,011, net of taxes, was reclassified from other comprehensive loss in the three months ended June 30, 2012 and 2011, respectively. An aggregate (loss) gain of $(13,662) and $10,209, net of taxes, was reclassified from other comprehensive loss in the nine months ended June 30, 2012 and 2011, respectively. The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2012 and 2011, was not material.

As of June 30, 2012, net losses related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive loss totaled $35,915, of which $27,418 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates. (Losses) gains from cash flow hedges recognized in other comprehensive loss during the nine months ended June 30, 2012 and 2011, were $(39,733) and $19,488, or $(35,140) and $17,062, net of taxes, respectively.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

The activity related to the changes in net unrealized (losses) gains on cash flow hedges, net of tax, is as follows:

	Nine months ended June 30,
	2012	2011
Net unrealized (losses) gains on cash flow hedges, net of tax, beginning of period	$(14,437)	$6,002
Changes associated with hedging transactions, net of tax	(35,140)	17,062
Reclassification into earnings, net of tax	13,662	(10,209)

Net unrealized (losses) gains on cash flow hedges, net of tax, end of period	$(35,915)	$12,855

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2012 and 2011, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	Gains (Losses) Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Line item in statements of income:
Revenue	$—	$(875)	$(294)	$(2,622)
Cost of service	(2,755)	1,291	(2,316)	4,188
Research and development	(330)	208	(374)	737
Selling, general and administrative	(616)	241	(681)	735
Interest and other expense, net	6,571	(2,079)	3,605	(9,598)
Income taxes	628	(243)	505	(645)

Total	$3,498	$(1,457)	$445	$(7,205)

7. Accounts Receivable, Net

Accounts receivable, net consists of the following:

	As of
	June 30, 2012	September 30, 2011
Accounts receivable — billed (1)	$565,609	$509,371
Accounts receivable — unbilled (2)	128,080	72,048
Less-allowances	(17,121)	(15,566)

Accounts receivable, net	$676,568	$565,853

(1)	The increase in accounts receivable billed during the nine months ended June 30, 2012, was primarily attributable to timing of collections and milestone invoicing towards the end of the nine months ended June 30, 2012.
(2)	The increase in accounts receivable unbilled during the nine months ended June 30, 2012, was primarily attributable to timing differences between invoicing milestones and delivery progress in projects.

8. Comprehensive Income

Comprehensive income represents the change in shareholders’ equity during the period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity except those resulting from investments by owners and distributions to owners.

The following table sets forth the reconciliation from net income to comprehensive income for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Net income	$98,749	$91,785	$293,350	$259,286
Other comprehensive income:
Unrealized (loss) gain on foreign currency hedging contracts, net of tax	(23,977)	1,604	(21,478)	6,853
Unrealized gain (loss) on short-term interest-bearing investments, net of tax	1,079	(144)	1,027	(110)
Unrealized gain on defined benefit plan, net of tax	—	—	—	11

Comprehensive income	$75,851	$93,245	$272,899	$266,040

9. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Current	$13,867	$15,287	$48,142	$26,102
Deferred	(5,302)	(1,584)	(13,585)	11,172

Income taxes	$8,565	$13,703	$34,557	$37,274

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes	8	13	11	13

Effective income tax rate	8%	13%	11%	13%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes.

The effective tax rate for the three months ended June 30, 2012 includes a benefit of approximately 6% as a result of a net decrease in the gross unrecognized tax benefits, primarily attributable to lapse of the statute of limitation in certain jurisdictions.

As of June 30, 2012, deferred tax assets of $150,725, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances related to the uncertainty of realizing tax benefit for such credits and losses. Releases of the valuation allowances, if any, will be recognized through earnings.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $130,633 as of June 30, 2012, all of which would affect the effective tax rate if realized.

As of June 30, 2012, the Company has accrued $18,061 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2005 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

10. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Numerator:
Numerator for basic and diluted earnings per share	$98,749	$91,785	$293,350	$259,286

Denominator:
Denominator for basic earnings per share — weighted average number of shares outstanding	167,194	183,273	169,890	187,566
Effect of assumed conversion of 0.50% convertible notes	24	24	24	24
Effect of dilutive stock options granted	1,072	1,385	1,119	1,383

Denominator for diluted earnings per share — adjusted weighted average shares and assumed conversions	168,290	184,682	171,033	188,973

Basic earnings per share	$0.59	$0.50	$1.73	$1.38

Diluted earnings per share	$0.59	$0.50	$1.72	$1.37

For the three and nine months ended June 30, 2012, 11,889 and 12,750 shares, respectively, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2011, 13,531 and 14,787 shares, respectively, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

11. Repurchase of Shares

In April 2010, the Company’s board of directors authorized a share repurchase plan allowing the repurchase of up to $700,000 of its outstanding ordinary shares over the following 12 months. In February 2011, the Company’s board of directors adopted a share repurchase plan authorizing the repurchase of up to $1,000,000 of the Company’s outstanding ordinary shares over the following 24 months. The authorizations permit the Company to purchase its ordinary shares in open market or privately negotiated transactions at times and prices that it considers appropriate. In April 2011, the Company completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the nine months ended June 30, 2012, the Company repurchased approximately 12.9 million ordinary shares at an average price of $29.39 per share (excluding broker and transaction fees). As of June 30, 2012, the Company had remaining authority to repurchase up to $308.9 million of its outstanding ordinary shares under the February 2011 plan.

12. Financing Arrangements

In November 2007, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks. In September 2011, the Company borrowed an aggregate of $250,000 under the facility and repaid it in October 2011. In December 2011, the Company entered into a new $500,000 five-year revolving credit facility with a syndicate of banks, which replaced the November 2007 credit facility. The new credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that the Company may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at the Company’s option from several pre-defined alternatives, depends on the circumstances of any advance and is based on the Company’s credit ratings. As of June 30, 2012, the Company was in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

13. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan (the “Plan”), which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors and consultants. The purpose of the Plan is to enable the Company to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in the Company. Since its adoption, the Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Plan. In February 2012, the maximum number of ordinary shares authorized to be granted under the Plan was increased from 55,300 to 62,300. Awards granted under the Plan generally vest over a period of four years and stock options have a term of ten years.

The following table summarizes information about options to purchase the Company’s ordinary shares, as well as changes during the nine-month period ended June 30, 2012:

	Number of Options	Weighted Average Exercise Price	Weighted Average remaining Contractual Term
Outstanding as of October 1, 2011	20,446	$28.64
Granted	3,640	29.06
Exercised	(2,618)	24.09
Forfeited	(2,672)	31.16

Outstanding as of June 30, 2012	18,796	$28.99	6.78

Exercisable as of June 30, 2012	10,436	$29.90	5.29

The following table summarizes information relating to awards of restricted shares, as well as changes to such awards during the nine-month period ended June 30, 2012:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding unvested shares as of October 1, 2011	1,734	$27.80
Granted	632	28.95
Vested	(413)	26.91
Forfeited	(49)	28.66

Outstanding unvested shares as of June 30, 2012	1,904	$28.35

As of June 30, 2012, there was $51,534 of unrecognized compensation expense related to unvested stock options and unvested restricted stock awards. The Company recognizes compensation costs using the graded vesting attribution method which results in a weighted average period of approximately one year over which the unrecognized compensation expense is expected to be recognized.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2012 and 2011 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Cost of service	$6,010	$3,783	$17,376	$9,923
Research and development	1,068	821	3,281	1,987
Selling, general and administrative	4,232	4,168	12,326	15,018

Total	$11,310	$8,772	$32,983	$26,928

The total income tax benefit recognized in the income statement for stock-based compensation (including restricted shares) for the three months ended June 30, 2012 and 2011, was $1,248 and $228, respectively, and for the nine months ended June 30, 2012 and 2011, was $4,691 and $1,230, respectively.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its equity-based awards. The Black-Scholes option pricing model assumptions used are noted in the following table (all in weighted averages for options granted during the period):

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Risk-free interest rate (1)	0.81%	1.70%	0.70%	1.57%
Expected life of stock options (2)	4.50	4.50	4.50	4.50
Expected volatility (3)	0.27	0.29	0.29	0.31
Expected dividend yield (4)	0.51%	None	0.01%	None
Fair value per option	$6.88	$8.05	$7.19	$7.78

(1)	Risk-free interest rate is based upon U.S. Treasury yield curve appropriate for the term of the Company’s employee stock options.
(2)	Expected life of stock options is based upon historical experience.
(3)	Expected volatility is based on a combination of implied volatility of the Company’s traded options and historical stock price volatility (“blended volatility”).
(4)	Expected dividend yield is based on the Company’s history and future expectation of dividend payouts.

Equity-based compensation recognized is reduced for estimated forfeitures and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

14. Contingencies

Legal Proceedings

The Company is involved in various legal proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is more likely than not, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

The Company generally offers its products with a limited warranty for a period of 90 days. The Company’s policy is to accrue for warranty costs, if needed, based on historical trends in product failure. Based on the Company’s experience, only minimal warranty charges have been required after revenue was fully recognized and, as a result, the Company did not accrue any amounts for product warranty liability during the nine months ended June 30, 2012 and 2011.

The Company generally indemnifies its customers against claims of intellectual property infringement made by third parties arising from the use of the Company’s software. To date, the Company has incurred and recorded only minimal costs as a result of such obligations in its consolidated financial statements.

15. Subsequent Event

On July 31, 2012, at a special shareholders meeting, the Company’s shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per share. On August 1, 2012, the board of directors approved the first dividend payment and set September 30, 2012, as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 19, 2012. Because September 30, 2012 falls on a Sunday, the effective record date will be the close of business on Friday, September 28, 2012.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. We do not promise to notify you if we learn that our assumptions or projections are wrong for any reason. We disclaim any obligation to update our forward-looking statements, except where applicable law may otherwise require us to do so.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal 2011, filed on December 8, 2011 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for communications, media and entertainment industry service providers in developed and emerging markets. Emerging markets include markets such as those in Latin America, the Commonwealth of Independent States, India and Southeast Asia.

We develop, implement and manage software and services associated with business support systems (BSS), operational support systems (OSS) and network control product offerings, which includes our Bridgewater acquisition portfolio. These enable service providers to introduce new products quickly, understand their customers more deeply, process orders more efficiently, monetize data and support new business models while controlling costs. We refer to these systems collectively as customer experience systems because of the crucial impact they have on the service providers’ end-user experience.

We believe the demand for our customer experience systems is driven by the need of service providers to help their consumers navigate the increasing number of devices, services and plans available in the connected world, while coping with the rapidly growing demand for data these new devices and services have created. We embrace service providers’ biggest challenges to enable their success through a strategy of innovation from the network and business support systems to the device and end user. We continue to introduce and enhance products and services that enable service providers to simplify the customer experience, harness and capitalize on the data explosion, stay ahead with new digital services and improve operational efficiency. Our goal is to supply scalable offerings that provide the functionality and flexibility to service providers that facilitate innovation and enable cost-effective execution. Regardless of whether providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that providers seek to differentiate their offerings by delivering a customer experience that is simple, personal and consistent at every point of service.

We also offer advertising and media services for directory publishers which are comprised of a comprehensive set of products and services designed to enable local search and directory publishers to manage the entire media selling, fulfillment, consumer experience and financial processes across online, print and mobile media.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications, media and entertainment industry. In the nine months ended June 30, 2012, customers in North America accounted for 69.9% of our revenue, while customers in Europe and the rest of the world accounted for 13.6% and 16.5%, respectively. Customers in emerging markets accounted for 11.3% of our revenue in the nine months ended June 30, 2012. We maintain development facilities in Brazil, Cyprus, India, Ireland, Israel and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Revenue is recognized only when all of the following conditions have been met: (i) there is persuasive evidence of an arrangement; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collectibility of the fee is reasonably assured. We usually sell our software licenses as part of an overall solution offered to a customer that combines the sale of software licenses with a broad range of services, which normally include significant customization, modification, implementation and integration. Those services are deemed essential to the software. As a result, we generally recognize initial license fee and related service revenue over the course of these long-term projects, using the percentage of completion method of accounting. Subsequent license fee revenue is recognized upon completion of specified conditions in each contract, based on a customer’s subscriber or transaction volume or other measurements when greater than the level specified in the contract for the initial license fee. Revenue from software solutions that do not require significant customization, implementation and modification is recognized upon delivery. Revenue from services that do not involve significant ongoing obligations is recognized as services are rendered. In managed services contracts, we typically recognize revenue from the operation of a customer’s system as services are performed based on time elapsed, output produced or volume of data processed, depending on the specific contract terms of the managed services arrangement. Typically, managed services contracts are long-term in duration and are not subject to seasonality. Revenue from ongoing support services is recognized as work is performed.

Revenue from third-party hardware sales is recognized upon delivery and installation and revenue from third-party software sales is recognized upon delivery. Maintenance revenue is recognized ratably over the term of the maintenance agreement.

A significant portion of our revenue is recognized over the course of long-term implementation and integration projects under the percentage of completion method of accounting. When total cost estimates exceed revenues in a fixed-price arrangement, the estimated losses are recognized immediately based upon the cost applicable to the project. The percentage of completion method requires the exercise of judgment on a quarterly basis, such as with respect to estimations of progress-to-completion, contract revenue, loss contracts and contract costs. Progress in completing such projects may significantly affect our annual and quarterly operating results.

Revenue from managed services arrangements (for customer experience systems and directory systems) is included in both license and service revenue. Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Revenue from managed services arrangements accounted for approximately $426.8 million and $1,260.9 million in the three and nine months ended June 30, 2012, respectively, and $384.2 million and $1,138.0 million in the three and nine months ended June 30, 2011, respectively. In the initial period of our managed services projects, we often invest in modernization and consolidation of the customer’s systems. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

In September 2011, the Financial Accounting Standard Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning October 1, 2012 and early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, thus eliminating the option to present the components of other comprehensive income as part of the statement of equity. In addition, the guidance requires that the reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements, however, In December 2011, the FASB indefinitely deferred the requirements related to the presentation of reclassification adjustments. The guidance will become effective for us beginning October 1, 2012, and will only result in changes in our financial statements presentation.

Adoption of New Accounting Standards

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements under U.S. GAAP and International Financial Reporting Standards are similar. This guidance was effective for us beginning January 1, 2012. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this new guidance did not have a material impact on our financial statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2012 and 2011, certain items in our consolidated statements of income reflected as a percentage of total revenue:

	Three months ended June 30,		Nine months ended June 30,
	2012	2011	2012	2011
Revenue:
License	4.3%	3.6%	4.0%	3.7%
Service	95.7	96.4	96.0	96.3

	100.0	100.0	100.0	100.0

Operating expenses:
Cost of license	0.1	0.1	0.1	0.1
Cost of service	64.2	65.0	64.0	65.2
Research and development	7.3	6.8	7.4	6.9
Selling, general and administrative	13.2	12.8	13.2	12.9
Amortization of purchased intangible assets and other	1.6	2.1	1.7	2.2

	86.4	86.8	86.4	87.3

Operating income	13.6	13.2	13.6	12.7
Interest and other expense, net	0.3	0.0	0.1	0.1

Income before income taxes	13.3	13.2	13.5	12.6
Income taxes	1.1	1.7	1.4	1.6

Net income	12.2%	11.5%	12.1%	11.0%

Nine Months Ended June 30, 2012 and 2011

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2012 compared to the nine months ended June 30, 2011. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2012	2011	Amount	%
	(in thousands)
Revenue:
License	$96,477	$87,694	$8,783	10.0%
Service	2,328,298	2,277,831	50,467	2.2

	2,424,775	2,365,525	59,250	2.5

Operating expenses:
Cost of license	2,982	1,528	1,454	95.2
Cost of service	1,552,947	1,542,489	10,458	0.7
Research and development	180,515	162,942	17,573	10.8
Selling, general and administrative	319,857	305,736	14,121	4.6
Amortization of purchased intangible assets and other	39,503	53,018	(13,515)	(25.5)

	2,095,804	2,065,713	30,091	1.5

Operating income	328,971	299,812	29,159	9.7
Interest and other expense, net	1,064	3,252	(2,188)	(67.3)

Income before income taxes	327,907	296,560	31,347	10.6
Income taxes	34,557	37,274	(2,717)	(7.3)

Net income	$293,350	$259,286	$34,064	13.1%

Revenue. Total revenue increased by $59.3 million, or 2.5%, to $2,424.8 million in the nine months ended June 30, 2012, from $2,365.5 million in the nine months ended June 30, 2011. The increase in revenue was primarily attributable to revenue related to our activity in emerging markets, as well as to revenue related to our network control offering, partially offset by slower spending by AT&T and by lower revenue resulting from contractual price reductions with Bell Canada.

License revenue in the nine months ended June 30, 2012, increased by $8.8 million, or 10.0%, to $96.5 million, from $87.7 million in the nine months ended June 30, 2011. The increase in license revenue was primarily attributable to our network control offering.

License and service revenue attributable to the sale of customer experience systems increased by $69.4 million, or 3.1%, to $2,283.1 million in the nine months ended June 30, 2012, from $2,213.7 million in the nine months ended June 30, 2011. The increase in revenue was primarily attributable to revenue related to our activity in emerging markets, as well as to revenue related to our network control offering, partially offset by slower spending by AT&T and by lower revenue resulting from contractual price reductions with Bell Canada. License and service revenue resulting from the sale of customer experience systems represented 94.2% and 93.6% of our total revenue in the nine months ended June 30, 2012 and 2011, respectively.

License and service revenue attributable to the sale of directory systems decreased by $10.2 million, or 6.7%, to $141.6 million in the nine months ended June 30, 2012, from $151.8 million in the nine months ended June 30, 2011. The decrease was primarily attributable to a decrease in revenue related to managed services arrangements. License and service revenue from the sale of directory systems represented 5.8% and 6.4% of our total revenue in the nine months ended June 30, 2012 and 2011, respectively.

In the nine months ended June 30, 2012, revenue from customers in North America, Europe and the rest of the world accounted for 69.9%, 13.6% and 16.5%, respectively, of total revenue, compared to 73.9%, 12.7% and 13.4%, respectively, in the nine months ended June 30, 2011. As a percentage of total revenue, revenue from North American customers decreased during the nine months ended June 30, 2012, primarily from slower spending by AT&T and from lower revenue resulting from contractual price reductions with Bell Canada, partially offset by an increase in revenue related to our network control offering. The increase in revenue from customers in Europe was primarily attributable to revenue related to transformation and implementation projects. The increase in revenue from customers in the rest of the world was primarily attributable to our activity in emerging markets.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products.

Cost of license and service increased by $11.9 million, or 0.8%, to $1,555.9 million in the nine months ended June 30, 2012, from $1,544.0 million in the nine months ended June 30, 2011. As a percentage of revenue, cost of license and service was 64.2% in the nine months ended June 30, 2012, compared to 65.3% in the nine months ended June 30, 2011. The decrease in our cost of license and service as a percentage of revenue was primarily attributable to the benefits of prior investments in internal training and knowledge building programs for our employees, as well as to the benefits from various process improvements and efficiency programs.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $17.6 million, or 10.8%, to $180.5 million in the nine months ended June 30, 2012, from $162.9 million in the nine months ended June 30, 2011. The increase in research and development expense was primarily attributable to our network control research and development activity. Research and development expense increased as a percentage of revenue from 6.9% in the nine months ended June 30, 2011, to 7.4% in the nine months ended June 30, 2012. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense increased by $14.1 million, or 4.6%, to $319.9 million in the nine months ended June 30, 2012, from $305.7 million in the nine months ended June 30, 2011. Selling, general and administrative expense is primarily comprised of compensation expense. The increase in selling, general and administrative expense was primarily attributable to selling and marketing activities.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2012, decreased by $13.5 million to $39.5 million from $53.0 million in the nine months ended June 30, 2011. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, partially offset by amortization of intangible assets related to the Bridgewater acquisition.

Operating Income. Operating income increased by $29.2 million, or 9.7%, in the nine months ended June 30, 2012, to $329.0 million, or 13.6% of revenue, from $299.8 million, or 12.7% of revenue, in the nine months ended June 30, 2011. The increase in operating income as a percentage of revenue was primarily attributable to the increase in revenue which was at a higher rate than the increase in operating expenses.

Interest and Other Expense, Net. Interest and other expense, net, decreased by $2.2 million to $1.1 million in the nine months ended June 30, 2012, from $3.3 million in the nine months ended June 30, 2011. The decrease in interest and other expense, net, was primarily attributable to a gain, resulting from the sale of our minority interest in Longshine, our former Chinese subsidiary, recorded in the three months ended March 31, 2012, partially offset by foreign exchange impacts.

Income Taxes. Income taxes for the nine months ended June 30, 2012 were $34.6 million on pre-tax income of $327.9 million, resulting in an effective tax rate of 10.5%, compared to 12.6% in the nine months ended June 30, 2011. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

Net Income. Net income increased by $34.1 million, or 13.1%, to $293.4 million, in the nine months ended June 30, 2012, from $259.3 million in the nine months ended June 30, 2011. The increase in net income was attributable primarily to the increase in operating income, as well as to the decrease in income tax expense and to the decrease in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.35, or 25.5%, to $1.72 in the nine months ended June 30, 2012, from $1.37 in the nine months ended June 30, 2011. The increase in diluted earnings per share resulted from the increase in net income and from the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares in fiscal 2011 and in the nine months ended June 30, 2012.

Three Months Ended June 30, 2012 and 2011

The following is a tabular presentation of our results of operations for the three months ended June 30, 2012 compared to the three months ended June 30, 2011. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2012	2011	Amount	%
	(in thousands)
Revenue:
License	$34,443	$29,093	$5,350	18.4%
Service	774,394	772,316	2,078	0.3

	808,837	801,409	7,428	0.9

Operating expenses:
Cost of license	1,056	630	426	67.6
Cost of service	519,217	521,113	(1,896)	(0.4)
Research and development	58,858	54,414	4,444	8.2
Selling, general and administrative	106,678	102,315	4,363	4.3
Amortization of purchased intangible assets and other	12,977	17,265	(4,288)	(24.8)

	698,786	695,737	3,049	0.4

Operating income	110,051	105,672	4,379	4.1
Interest and other expense, net	2,737	184	2,553	1,387.5

Income before income taxes	107,314	105,488	1,826	1.7
Income taxes	8,565	13,703	(5,138)	(37.5)

Net income	$98,749	$91,785	$6,964	7.6%

Revenue. Total revenue increased by $7.4 million, or 0.9%, to $808.8 million in the three months ended June 30, 2012, from $801.4 million in the three months ended June 30, 2011. The increase in revenue was primarily attributable to revenue related to our activity in emerging markets, partially offset by lower revenue resulting from contractual price reductions with Bell Canada and by slower spending by AT&T.

License revenue in the three months ended June 30, 2012, increased by $5.4 million, or 18.4%, to $34.4 million, from $29.1 million in the three months ended June 30, 2011. The increase in license revenue was attributable to both initial and subsequent license fees.

License and service revenue attributable to the sale of customer experience systems increased by $15.1 million, or 2.0%, to $766.2 million in the three months ended June 30, 2012, from $751.1 million in the three months ended June 30, 2011. The increase in revenue was primarily attributable to revenue related to our activity in emerging markets, partially offset by lower revenue resulting from contractual price reductions with Bell Canada and by slower spending by AT&T. License and service revenue resulting from the sale of customer experience systems represented 94.7% and 93.7% of our total revenue in the three months ended June 30, 2012 and 2011, respectively.

License and service revenue attributable to the sale of directory systems decreased by $7.7 million, or 15.3%, to $42.6 million in the three months ended June 30, 2012, from $50.3 million in the three months ended June 30, 2011. The decrease was primarily attributable to a decrease in revenue related to managed services arrangements. License and service revenue from the sale of directory systems represented 5.3% and 6.3% of our total revenue in the three months ended June 30, 2012 and 2011, respectively.

In the three months ended June 30, 2012, revenue from customers in North America, Europe and the rest of the world accounted for 69.1%, 13.2% and 17.7%, respectively, of total revenue, compared to 73.0%, 13.2% and 13.8%, respectively, in the three months ended June 30, 2011. As a percentage of total revenue, revenue from North American customers decreased during the nine months ended June 30, 2012, primarily from lower revenue resulting from contractual price reductions with Bell Canada and from slower spending by AT&T. The increase in revenue from customers in the rest of the world was primarily attributable to our activity in emerging markets.

Cost of License and Service. Cost of license includes fees and royalty payments to software suppliers. Cost of service consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products. Cost of license and service decreased by $1.5 million, or 0.3%, to $520.3 million in the three months ended June 30, 2012, from $521.7 million in the three months ended June 30, 2011. As a percentage of revenue, cost of license and service was 64.3% in the three months ended June 30, 2012, compared to 65.1% in the three months ended June 30, 2011. The decrease in our cost of license and service as a percentage of revenue was primarily attributable to the benefits of prior investments in internal training and knowledge building programs for our employees, as well as to the benefits from various process improvements and efficiency programs.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $4.4 million, or 8.2%, to $58.9 million in the three months ended June 30, 2012, from $54.4 million in the three months ended June 30, 2011. The increase in research and development expense was primarily attributable to our network control research and development activity. Research and development expense increased as a percentage of revenue from 6.8% in the three months ended June 30, 2011, to 7.3% in the three months ended June 30, 2012. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense increased by $4.4 million, or 4.3%, to $106.7 million in the three months ended June 30, 2012, from $102.3 million in the three months ended June 30, 2011. Selling, general and administrative expense is primarily comprised of compensation expense.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2012, decreased by $4.3 million to $13.0 million from $17.3 million in the three months ended June 30, 2011. The decrease in amortization of purchased intangible assets and other was primarily due to purchased intangible assets that were fully amortized in prior periods, partially offset by amortization of intangible assets related to the Bridgewater acquisition.

Operating Income. Operating income increased by $4.4 million, or 4.1%, in the three months ended June 30, 2012, to $110.1 million, or 13.6% of revenue, from $105.7 million, or 13.2% of revenue, in the three months ended June 30, 2011. The increase in operating income as a percentage of revenue was primarily attributable to the increase in revenue which was at a higher rate than the increase in operating expenses.

Interest and Other Expense, Net. Interest and other expense, net, increased by $2.6 million to $2.7 million in the three months ended June 30, 2012, from $0.2 million in the three months ended June 30, 2011. The increase in interest and other expense, net, was attributable primarily to foreign exchange impacts.

Income Taxes. Income taxes for the three months ended June 30, 2012, were $8.6 million on pre-tax income of $107.3 million, resulting in an effective tax rate of 8.0%, compared to 13.0% in the three months ended June 30, 2011. Our effective tax rate in the three months ended June 30, 2012, included a benefit of approximately 6% as a result of a net decrease in our tax reserves, primarily attributable to lapse of statute of limitation in certain jurisdictions. Our effective tax rate may fluctuate between quarters as a result of discrete items that may affect a specific quarter.

Net Income. Net income increased by $7.0 million, or 7.6%, to $98.7 million in the three months ended June 30, 2012, from $91.8 million in the three months ended June 30, 2011. The increase in net income was attributable to the decrease in income tax expense, as well as to the increase in operating income, partially offset by the increase in interest and other expense, net.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.09, or 18.0%, to $0.59 in the three months ended June 30, 2012, from $0.50 in the three months ended June 30, 2011. The increase in diluted earnings per share resulted from the decrease in the diluted weighted average number of shares outstanding resulting from our repurchase of ordinary shares in fiscal 2011 and in the nine months ended June 30, 2012, and from the increase in net income.

Liquidity and Capital Resources

Cash, cash equivalents and short-term interest-bearing investments, net of short-term debt, totaled $894.1 million as of June 30, 2012, compared to $923.5 million as of September 30, 2011. The decrease in the nine months ended June 30, 2012, was mainly attributable to $378.4 million used to repurchase our ordinary shares pursuant to our share repurchase program and $79.2 million for capital expenditures, net, partially offset by $362.0 million in positive cash flow from operations and $63.1 million of proceeds from employee stock options exercised. Net cash provided by operating activities amounted to $362.0 million and $387.9 million for the nine months ended June 30, 2012 and 2011, respectively.

Our policy is to retain sufficient cash balances in order to support our growth. We believe that our current cash balances, cash generated from operations and our current lines of credit will provide sufficient resources to meet our operational needs and to fund share repurchases and the payment of cash dividends for at least the next fiscal year.

Our interest-bearing investments are classified as available-for-sale securities. Such short-term interest-bearing investments consist primarily of money market funds, U.S. government treasuries, corporate bonds, U.S. agency securities and government guaranteed debt. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive loss, net of tax. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use observable inputs. During the three and nine months ended June 30, 2012 and 2011, we recognized immaterial credit losses. As of June 30, 2012, temporary unrealized losses of $0.9 million included in accumulated other comprehensive loss, were related to securities for which credit losses were previously recognized and considered other-than-temporarily impaired securities. Please see Notes 4 and 5 to the consolidated financial statements.

In November 2007, we entered into an unsecured $500.0 million five-year revolving credit facility with a syndicate of banks. In September 2011, we borrowed an aggregate of $250.0 million under the facility and repaid it in October 2011. In December 2011, we entered into a new unsecured $500.0 million five-year revolving credit facility with a syndicate of banks, which replaced the November 2007 credit facility. The new credit facility is available for general corporate purposes, including acquisitions and repurchases of ordinary shares that we may consider from time to time. The interest rate for borrowings under the revolving credit facility is chosen at our option from several pre-defined alternatives, depends on the circumstances of any advance and is based on our credit rating. As of June 30, 2012, we were in compliance with the financial covenants under the revolving credit facility and had no outstanding borrowings under this facility.

As of June 30, 2012, we had outstanding letters of credit and bank guarantees from various banks totaling $65.0 million. As of June 30, 2012, we had outstanding obligations of $0.6 million in connection with leasing arrangements, which were included in other current liabilities on our balance sheet.

We have contractual obligations for our non-cancelable operating leases, purchase obligations, pension funding and convertible notes summarized in the tabular disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2011, filed on December 8, 2011 with the SEC. Since September 30, 2011, there have been no material changes in our contractual obligations.

Our capital expenditures were approximately $79.2 million in the nine months ended June 30, 2012. Approximately 90% of these expenditures consisted of purchases of computer equipment, and the remainder was attributable mainly to leasehold improvements. The capital expenditures in the nine months ended June 30, 2012 were mainly attributable to investments in our operating facilities and our development centers around the world. Our policy is to fund our capital expenditures principally from operating cash flows and we do not anticipate any changes to this policy in the foreseeable future.

In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted a share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the nine months ended June 30, 2012, we repurchased approximately 12.9 million ordinary shares at an average price of $29.39 per share (excluding broker and transaction fees). As of June 30, 2012, we had remaining authority to repurchase up to $308.9 million of our outstanding ordinary shares under this plan.

On July 31, 2012, at a special shareholders meeting, our shareholders approved the institution of a quarterly cash dividend program at the quarterly rate of $0.13 per share. On August 1, 2012, our board of directors approved the first dividend payment and set September 30, 2012, as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 19, 2012. Because September 30, 2012 falls on a Sunday, the effective record date will be the close of business on Friday, September 28, 2012.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters.

During the nine months ended June 30, 2012 and 2011, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers will seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2012 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Ordinary Shares

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
04/01/12-04/30/12	534,248	$31.49	534,248	$413,902,014
05/01/12-05/31/12	1,621,500	$30.12	1,621,500	$365,068,004
06/01/12-06/30/12	1,932,200	$29.06	1,932,200	$308,925,704

Total	4,087,948	$29.79	4,087,948	$308,925,704

(1)	In April 2010, our board of directors authorized a share repurchase plan allowing the repurchase of up to $700.0 million of our outstanding ordinary shares over the following 12 months. In February 2011, our board of directors adopted an additional share repurchase plan authorizing the repurchase of up to $1 billion of our outstanding ordinary shares over the following 24 months. The authorizations permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate. In April 2011, we completed the repurchase of the remaining authorized amount under the April 2010 share repurchase plan and began executing repurchases under the February 2011 plan. In the nine months ended June 30, 2012, we repurchased approximately 12.9 million ordinary shares at an average price of $29.39 per share (excluding broker and transaction fees). As of June 30, 2012, we had remaining authority to repurchase up to $308.9 million of our outstanding ordinary shares under this plan.

Item 2. Reports on Form 6-K

(a) Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2012:

(1) Form 6-K dated May 2, 2012

(2) Form 6-K dated May 15, 2012

(3) Form 6-K dated June 25, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Elizabeth W. Grausam McDermon
Elizabeth W. Grausam McDermon
Secretary and Authorized Signatory

Date: August 16, 2012